Exhibit 99.1 Butterfield Bank (Channel Islands) Limited (formerly ABN AMRO (Channel Islands) Limited) Consolidated financial statements 31 December 2018 2

Butterfield Bank (Channel Islands) Limited (formerly ABN AMRO (Channel Islands) Limited) Contents Pages 2-3 Report of Independent Auditors to the Directors of Butterfield Bank (Guernsey) Limited 4 Consolidated Statement of Income and Retained Earnings 5 Consolidated Statement of Financial Position 6 - 31 Notes to the consolidated financial statements 2

Report of Independent Auditors To the Directors of Butterfield Bank (Guernsey) Limited We have audited the accompanying consolidated financial statements of Butterfield Bank (Channel Islands) Limited (the “Company”) (formerly ABN AMRO (Channel Islands) Limited), which comprise the Consolidated Statement of Financial Position as of 31 December 2018, and the related Consolidated Statement of Income and Retained Earnings for the year then ended, and the related notes to the consolidated financial statements. Management’s Responsibility for the Financial Statements Management is responsible for the preparation and fair presentation of these financial statements in conformity with United Kingdom Accounting Standards including FRS 102 “The Financial Reporting Standard applicable in the UK and Republic Ireland” and the reconciliation between UK GAAP including FRS 102 to USGAAP presented in Note 20; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error. Auditor’s Responsibility Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion. Basis for Qualified Opinion As discussed in Note 1, the accompanying consolidated financial statements do not include comparative figures for the prior year as required by FRS 102 “The Financial Reporting Standard applicable in the UK and Republic Ireland”, which constitute a departure from United Kingdom Accounting Standards. Qualified Opinion In our opinion, except for the effects of the matter discussed in the Basis for Qualified Opinion paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Butterfield Bank (Channel Islands) Limited (formerly ABN AMRO (Channel Islands)) at 31 December 2018, and the consolidated results of its operations for the year then ended, in conformity with United Kingdom Accounting Standards including FRS 102 “The Financial Reporting Standard applicable in the UK and Republic Ireland”. 2

Report of Independent Auditors - continued Financial Statements Prepared in Accordance with Accounting Principles Generally Accepted in the United Kingdom Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements. Our opinion is not modified with respect to this matter. /s/ Ernst & Young LLP Guernsey 19 May 2020 3

Consolidated Statement of Income and Retained Earnings for the year ended 31 December 2018 2018 Notes £’000 £’000 Finance income 1 49,324 Finance costs 1 (23,243) Net finance income 26,081 Other operating income Net fees and commission income 1 & 5 6,993 Net foreign exchange revenue 1 & 5 4,860 Other income 489 12,342 Total income before impairment charges 38,423 Loan impairment (charges)/recoveries 8 129 Net income 38, 552 Expenses General administration 1 (7,975) Staff costs 1 (11,610) Amortisation of other intangibles 3 (111) (19,696) Operating profit on ordinary activities before taxation 18,856 Taxation 1 & 6 (1,877) Profit for the financial year 16,979 Retained earnings as at 1 January 9 56,469 Retained earnings as at 31 December 73,448 All of the above results of the Group arose from continuing operations. The Group has no elements of other comprehensive income. The notes on pages 6 to 31 form part of these financial statements 4

Consolidated Statement of Financial Position as at 31 December 2018 2018 Notes £’000 Assets: Loans and advances to banks 4, 7 2,556,733 Trade and other receivables 1,993 Loans and advances to customers 4, 8 526,052 Other financial assets at fair value through profit and loss 4 2,971 Property, plant and equipment 2 1,672 Intangible assets 3 168 Total assets 3,089,589 Liabilities: Trade and other payables 4 5,888 Other financial liabilities at fair value through profit and loss 4 2,863 Deposits by banks 4, 10 1,880 Customer accounts 4, 11 2,889,010 Total liabilities 2,899,641 Equity: Share capital 9 3,204 Reserves 9 186,744 Total equity 189,948 Total liabilities and equity shareholders’ funds 3,089,589 The notes on pages 6 to 31 form part of these financial statements 5

Notes to the consolidated financial statements for the year ended 31 December 2018 1. General information, basis of preparation and principal accounting policies General information The principal activities of the Butterfield Bank (Channel Islands) Limited (formerly ABN AMRO (Channel Islands) Limited) (the “Company”) and its subsidiary (together the “Group”) are to carry on the business of banking and related financial services. The Company is a private company limited by shares and was incorporated in Guernsey on 6 September 1984. The address of its registered office is Martello Court, Admiral Park, St Peter Port, Guernsey, GY1 3QJ up until the date of acquisition and amalgamation. On 15 July 2019, ABN AMRO (Channel Islands) Limited was acquired by Butterfield Bank (Guernsey) Limited and its name was changed to Butterfield Bank (Channel Islands) Limited. In September 2019, the acquired bank was amalgamated into Butterfield Bank (Guernsey) Limited (“Butterfield”). The purpose of these financial statements is to meet the reporting requirements of Rule 3-05 of Regulation S-X of the Securities and Exchange Commission (SEC). As a result, these financial statements do not include comparative figures, which constitutes a departure from United Kingdom Accounting Standards, including Financial Reporting Standard 102, ‘‘The Financial Reporting Standard applicable in the United Kingdom and the Republic of Ireland’’ as issued by the Financial Reporting Council. Statement of compliance The Group financial statements of Butterfield Bank (Channel Islands) Limited give a true and fair view and have been prepared in compliance with United Kingdom Accounting Standards, including Financial Reporting Standard 102, ‘‘The Financial Reporting Standard applicable in the United Kingdom and the Republic of Ireland’’ (‘‘FRS 102’’). The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the financial statements of the Group. Basis of preparation The financial statements are prepared under the historical cost convention with the exception of certain financial assets and financial liabilities measured at fair value through profit or loss. The presentational currency is Pound Sterling (GBP) and all monetary values are rounded to the nearest thousand, where indicated. Going Concern Given the successful amalgamation of the Company into Butterfield Bank (Guernsey) Limited, these financial statements are prepared on a going concern basis. Further information is provided in note 19 (‘Subsequent Events’). Consolidation The consolidated financial statements have been prepared in accordance with section 9 of FRS 102. The consolidated financial statements of the Group incorporate the financial statements of the Company and of its wholly owned subsidiary as set out in Note 14. Subsidiaries are entities that are directly or indirectly controlled by the Group. Control exists where the Group has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. 6

Notes to the consolidated financial statements for the year ended 31 December 2018 1. General information, basis of preparation and principal accounting policies - continued Any subsidiary undertakings sold or acquired during the year are included up to, or from, the dates of change of control or change of significant influence respectively. Where control of a subsidiary is lost, the gain or loss is recognised in the Consolidated Statement of Income and Retained Earnings. Uniform accounting policies have been used across the Group. All intra-Group transactions, balances, income and expenses are eliminated on consolidation. Income and expense recognition Interest income and interest expense are recorded on an accruals basis using the effective interest method within finance income and finance costs, respectively. This method defers, as part of interest income or expense, all fees paid or received between the parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts. Fees integral to the effective interest rate include origination fees received or paid by the entity relating to the creation or acquisition of a financial asset or issuance of a financial liability. All other fees, commissions and other income and expense items are recorded on an accruals basis by reference to the stage of completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total services to be provided. Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as the acquisition of loans, shares or other securities or the purchase or sale of businesses, and which are earned on execution of the underlying transaction, are recorded on its completion. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts, usually on a time-proportion basis. Asset management fees relating to investment funds are recorded rateably over the period that the service is provided. The same principle is applied for wealth management, financial planning and custody services that are continually provided over an extended period of time. Pension costs The Group operates a defined contribution plan for its employees. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. Once the contributions have been paid the Group has no further payment obligations. The contributions are recognised as an expense when they are due. Amounts not paid are shown in accruals in the balance sheet. The assets of the plan are held separately from the Group in independently administered funds. 7

Notes to the consolidated financial statements for the year ended 31 December 2018 1. General information, basis of preparation and principal accounting policies - continued Loans and advances to banks and customers Loans and advances to banks and customers are recorded when the Group advances money to purchase or originate an unquoted non-derivative receivable from a counterparty bank or customer, due on fixed or determinable dates, and has no intention of trading the receivable. Loans and advances to banks and customers are included at the principal amount outstanding and are carried at amortised cost using the effective interest rate method. Provisions are made for loans which are recognised as bad or doubtful. A loan is considered to be bad or doubtful when the client is unable to service the facility as per the loan agreement and it is considered that there is insufficient security to meet full repayment. Relationships are all individually assessed (no collective provision) for objective evidence that cash flows may not be received as a result of events that have occurred up until the reporting date. Cash flows are estimated on the loan including the effect of collateral. These cash flows are discounted at the original effective interest rate. A loan that has previously been provisioned will be written off in accordance with the ABN AMRO Group N.V. write off policy. This will require official sign off from the ABN AMRO Group N.V. Financial Restructuring and Recovery department. Foreign exchange (i) Functional and presentation currency The Group’s functional and presentation currency is pound sterling. (ii) Transactions and balances Foreign currency transactions are translated into the functional currency using the spot exchange rates at the dates of the transactions. At each period end foreign currency monetary items are translated using the closing rate. Non-monetary items measured at historical cost are translated using the exchange rate at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the Consolidated Statement of Income and Retained Earnings. Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the Consolidated Statement of Income and Retained Earnings within operating profit. Dividends Dividends are accounted for when they are paid. Consolidated Statement of Cash Flows exemption Under FRS 102, the Group is exempt from preparing a Consolidated Statement of Cash Flows on the grounds that the Group is a wholly owned subsidiary whose results are included in the publicly available consolidated financial statements of the parent Company within the EU. 8

Notes to the consolidated financial statements for the year ended 31 December 2018 1. General information, basis of preparation and principal accounting policies - continued Property, plant and equipment assets Property, plant and equipment assets are stated at cost less depreciation and any provision for impairment. Cost includes the original purchase price, costs directly attributable to bringing the asset to its working condition for its intended use. Depreciation is provided to write off the cost less residual value of property, plant and equipment assets, less any impairments, over their estimated useful economic lives. Leasehold improvements are written off over 19 years, being the remaining term on the lease, when it was signed, relating to the building in which these assets are situate. Vehicles, furniture and equipment 6⅔% to 20% straight line Computer equipment 20% to 33 ⅓% straight line Property, plant and equipment is derecognised on disposal or when no future economic benefits are expected. On disposal, the difference between the net disposal proceeds and the carrying amount is recognised in Consolidated Statement of Income and Retained Earnings. Intangible assets Intangible assets consist of computer software which is stated at cost less accumulated amortisation and accumulated impairment losses. Software is amortised over its estimated useful life, of between 3 and 5 years, on a straight line basis. Where factors, such as technological advancement or changes in market price, indicate that residual value or useful life have changed, the residual value, useful life or amortisation rate are amended prospectively to reflect the new circumstances. The assets are reviewed annually for impairment if the above factors indicate that the carrying amount may be impaired. Taxation Taxation is chargeable on profits for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Except where otherwise required by accounting standards, full provision without discounting is made for all timing differences, which have arisen but not reversed at the Consolidated Statement of Financial Position date. Deferred tax assets are recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Current or deferred taxation assets and liabilities are not discounted. Deferred tax is measured using tax rates and laws that have been enacted or substantively enacted by the period end and that are expected to apply to the reversal of the timing difference. Related parties Under Section 33.1A of FRS 102, the Group is exempt from disclosing transactions within the Group, other than those required by local regulations, as all subsidiary companies are wholly owned and the Group is wholly owned by ABN AMRO Group N.V. whose consolidated annual accounts, which include this Group’s results, are publicly available. Leasehold Commitments Leases in which a significant portion of the risks and rewards are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentive received from the lessor) are charged to the Statement of Income and Retained Earnings on straight line basis over the period of lease. 9

Notes to the consolidated financial statements for the year ended 31 December 2018 1. General information, basis of preparation and principal accounting policies - continued Financial Instruments The Group has adopted Sections 11 and 12 of FRS 102 in respect of recognition and measurement of financial instruments. (i) Financial assets Basic financial assets, including trade and other receivables, loans and advances to banks, and loans and advances to customers, are initially recognised at transaction price, unless the arrangement constitutes a financing transaction, where the transaction is measured at the present value of the future receipts discounted at a market rate of interest. Such assets are subsequently carried at amortised cost using the effective interest method. At the end of each reporting period financial assets measured at amortised cost are assessed for objective evidence of impairment. If an asset is impaired the impairment loss is the difference between the carrying amount and the present value of the estimated cash flows discounted at the asset’s original effective interest rate. The impairment loss is recognised in the Consolidated Statement of Income and Retained Earnings immediately. If there is a decrease in the impairment loss arising from an event occurring after the impairment was recognised the impairment is reversed. The reversal is such that the current carrying amount does not exceed what the carrying amount would have been had the impairment not previously been recognised. The impairment reversal is recognised in the Consolidated Statement of Income and Retained Earnings immediately. Financial assets are derecognised when (a) the contractual rights to the cash flows from the asset expire or are settled, (b) substantially all the risks and rewards of the ownership of the asset are transferred to another party or (c) control of the asset has been transferred to another party who has the practical ability to unilaterally sell the asset to an unrelated third party without imposing additional restrictions. (ii) Financial liabilities Basic financial liabilities, including trade and other payables, deposits by banks, and customer accounts are initially recognised at transaction price, unless the arrangement constitutes a financing transaction, where the debt instrument is measured at the present value of the future receipts discounted at a market rate of interest. Debt instruments are subsequently carried at amortised cost, using the effective interest rate method. Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the facility to which it relates. Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Trade payables are recognised initially at transaction price and subsequently measured at amortised cost using the effective interest method. Financial liabilities are derecognised when the liability is extinguished, that is when the contractual obligation is discharged, cancelled or expires. 10

Notes to the consolidated financial statements for the year ended 31 December 2018 1. General information, basis of preparation and principal accounting policies - continued (iii) Offsetting Financial assets and liabilities are offset and the net amounts presented in the financial statements when there is an enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise the asset and settle the liability simultaneously. Forward foreign exchange contracts Derivatives, including forward foreign exchange contracts, are not basic financial instruments. Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re- measured at their fair value. The fair value of a contract is determined using a recognised valuation model in a proprietary re-pricing application with prices derived from market spot foreign exchange rates and prevailing interest rates. Changes in the fair value of derivatives are recognised in profit or loss in finance costs or finance income as appropriate. The Group does not apply hedge accounting in respect of forward foreign exchange contracts held to manage the cash flow exposures of forecast transactions denominated in foreign currencies. Critical judgements and estimates in applying the accounting policy The preparation of these financial statements requires management to make judgements, estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. There is no material uncertainty over estimates. Estimated provisions are made for loans which are recognised as bad or doubtful on the basis of individual assessments per client, taking into account the effect of collateral and the estimated future cash flows. The Directors have determined that the functional currency of the Group is Pound Sterling (GBP) on the basis that the primary economic environment within which the Group operates and the majority of its cost base, including staff costs, is GBP related. In addition, the Group is taxed in GBP and produces statutory accounts under United Kingdom accounting standards. 11

Notes to the consolidated financial statements for the year ended 31 December 2018 2. Property, plant and equipment Vehicles, furniture & Computer Leasehold equipment equipment improvements Total £’000 £’000 £’000 £’000 Cost At 1 January 201 8 672 1,197 1,668 3,537 Additions 5 411 - 416 At 31 December 2018 677 1,608 1,668 3,953 Depreciation and impairment losses At 1 January 201 8 523 960 382 1,865 Charge for year 72 270 74 416 At 31 December 2018 595 1,230 456 2,281 Net book value At 31 December 2018 82 378 1,212 1,672 3. Intangible assets Software £'000 Cost At 1 January 2018 599 Additions in the year 205 At 31 December 2018 804 Amortisation At 1 January 2018 525 Charge for year 111 At 31 December 2018 636 Net book value At 31 December 2018 168 12

Notes to the consolidated financial statements for the year ended 31 December 2018 4. Financial Instruments The categories of financial assets and financial liabilities, at the reporting date, in total, are as below: 2018 £’000 £’000 Financial assets at fair value through profit and loss Derivative financial instruments 2,971 Financial assets measured at amortised cost Loans and advances to banks (Note 7) 2,556,733 Loans and advances to customers (Note 8) 526,052 Trade and other receivables 1,057 3,083,842 Financial liabilities measured at amortised cost Deposits by banks (Note 10) 1,880 Customer accounts (Note 11) 2,889,010 Trade and other payables 5,888 2,896,778 Financial liabilities at fair value through profit and loss Derivative financial instruments 2,863 Net derivative financial instruments at fair value through profit and loss The income, expense and changes in fair values of financial assets/liabilities at fair value through profit or loss recorded in the Consolidated Statement of Income and Retained Earnings are as follows: 2018 £’000 Net gains/losses on derivative financial instruments (Note 5b) (15) At 31 December (15) Financial Assets/liabilities at fair value through profit and loss (a) Classification of financial assets/liabilities at fair value through profit or loss Derivative financial instruments – Forward foreign exchange contracts The Group enters into forward foreign currency contracts to mitigate the exchange rate risk for certain foreign currency payables. At 31 December 2018, the outstanding contracts all mature within 12 months of the year end. The forward currency contracts are measured at fair value, which is determined using valuation techniques that utilise observable inputs. The key inputs used in valuing the derivatives are the forward exchange rates for the relevant currency pairs. 13

Notes to the consolidated financial statements for the year ended 31 December 2018 4. Financial Instruments - continued (b) Risk exposure and fair value measurements Information about the methods and assumptions used in determining fair value is provided in note 4(i) below. For information about the Group’s exposure to interest rate and foreign currency risk please refer to note 4(ii) below. (c) Impairment and risk exposure There were no impaired receivables in the current year. Information about the impairment of trade and other receivables, their credit quality and the Group’s exposure to credit risk can be found in the accounting policy note for financial instruments and 4 (iv) below. (i) Fair Value Methodology This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognised and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels. Derivatives and forward exchange currency contracts are carried at fair value and valued based on observable market inputs as at 31 December 2018. Fair value of financial instruments have been categorised using a fair value hierarchy as detailed below: Fair value hierarchy: Level 1 - Quoted market prices in active market Inputs to level 1 fair value are quoted prices (unadjusted) in active markets for identical assets. An active market is one in which transactions for the asset occurs with sufficient frequency and volume to provide pricing information on an on-going basis. Level 2 – Internal models or broker quotes with observable market parameters The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximise the use of observable market data and rely as little as possible on entity-specific estimates. When quoted prices are unavailable, the price of a recent transaction for an identical asset provides evidence of fair value as long as there has not been a significant change in economic circumstances or a significant lapse of time since the transaction took place. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. Level 3 – Internal models with significant unobservable market parameters Inputs to level 3 fair values are based on unobservable inputs for the assets at the last measurement date. If all significant inputs required to fair value an instrument are observable then the instrument is included in level 2, if not it is included in level 3. There were no transfers between levels for recurring fair value measurements during the year. 14

Notes to the consolidated financial statements for the year ended 31 December 2018 4. Financial Instruments - continued An analysis of investments according to fair value hierarchy is given below: Level 1 Level 2 Level 3 Total £’000 £’000 £’000 £’000 As at 31 December 2018 Forward foreign exchange assets - 2,971 - 2,971 Forward foreign exchange liabilities - (2,863) - (2,863) - 108 - 108 (ii) Financial risk management The Group’s financial instruments, other than derivatives, comprise deposits, money market assets and liabilities, some cash and liquid resources and other various items that arise directly from its operations. The Group also enters into derivative transactions (principally forward foreign currency contracts). The purpose of such transactions is to manage the interest rate and currency risks arising from the Group’s operations and other financial instruments. The main risks arising from the Group’s operations are foreign exchange risk, credit risk, liquidity risk and interest rate risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below. 15

Notes to the consolidated financial statements

for the year ended 31 December 2018

4. Financial Instruments - continued

(iii) Foreign currency risk

Foreign exchange risk is the risk relating to the movement of the value of one currency against the value of another. It is the risk faced by the Group's open positions in foreign currencies either because of currency trading positions or because of exposure caused by its overall assets and liabilities. The Group monitors open position risk, mismatch risk and settlement risk and manages its exposures by engaging in spot and forward foreign currency transactions and currency swaps.

The tables below shows the Group's exposure to major currencies as at 31 December 2018 and are stated in sterling equivalent (£'000).

Included in Other major currencies are Australian Dollars, Canadian Dollars, Swiss Francs, Hong Kong Dollars, Japanese Yen, New Zealand Dollars, Norwegian Kroner, Swedish Kroner, Singapore Dollars and South African Rand.

An appreciation/depreciation of 5% of the pound sterling currency against all other currencies disclosed above would decrease/increase profit for the financial year by £831k and £855k, respectively.

2018:

All figures in £'000	**£**	**US$**	**Euro**	**Other major currencies**	**Others**	**Total**
Assets excluding derivatives	1,072,494	1,163,586	765,403	80,479	4,656	**3,086,618**
Liabilities excluding derivatives and including shareholders funds	(1,059,042)	(1,175,098)	(766,705)	(81,110)	(4,771)	**(3,086,726)**
Derivatives and undrawn credits	(37,078)	(100,608)	(21,642)	(5,334)	10	**(164,652)**
Net position at 31 December 2018	**(23,626)**	**(112,120)**	**(22,944)**	**(5,965)**	**(105)**	**(164,760)**

16

Notes to the consolidated financial statements for the year ended 31 December 2018 4. Financial Instruments – continued (iv) Credit risk Credit risk is the risk that a customer or counterparty will be unable or unwilling to meet a commitment that it has entered into with the Group. Potential losses can be for the full amount of the contract. The Group manages its credit risk locally under the supervision of and in compliance with the policies of ABN AMRO Group N.V. to optimise the use of its credit lines and to avoid excessive risk concentration. Regular reports are received by the board of Directors locally, which include information on large credit exposures, asset concentration, undrawn facilities and bad debt provisioning. The loans and advances to customers portfolio is mainly collateralised against either: • Residential property mortgages, primarily with a geographical focus of UK, and more specifically Central London and Guernsey and Jersey. There is a legacy Spanish portfolio which remains relatively limited in terms of both monetary amounts and customers. There is no strategy to increase such loans and advances, and the legacy portfolio continues to decline over time. • Commercial property mortgages, which remain limited in exposure in both monetary amounts and customers. It is important to note such commercial property is for general purpose use (e.g. offices or general purpose units), with no specialised commercial premises. • Lombard assets of underlying marketable sovereign and corporate bonds, marketable equities, investment Funds and bank guarantees. • Aircraft, with one private aircraft mortgage. There is no strategy to pursue further private aircraft financing. There is a relatively limited portfolio both in terms of monetary amount and customers which are unsecured, £1,892k over 5 customers. Such unsecured loans and advances are an exception only basis and there is no strategy to increase such loans and advances. Gross impaired loans and advances to customers total £1,599k over 3 customers. See note 8. There is one past due but not impaired loan to customers of £684k. Alongside the loans and advances to customers, there are also off-balance sheet credit risk exposures to customers. These comprise of forward foreign exchange, currency options and equity options trading facilities and guarantee and standby letter or credit issuance. In addition, credit card facilities are offered through a 3 rd party provider, in which the Group provides a guarantee to support the credit card limits provided to customers. These off-balance sheet facilities are all collateralised by either cash and/or Lombard assets. 17

Notes to the consolidated financial statements for the year ended 31 December 2018 4. Financial Instruments - continued (iv) Credit Risk continued The loans and advances to customers portfolio is managed through established Credit Policies with each individual loan advance to customers reviewed at least annually to ensure continued satisfactory credit risk. Furthermore, any impaired, past due but not impaired, forborne or other exception loans and advances to customers are subject to enhanced close monitoring and reporting to mitigate further credit risk deterioration. Loans and advances to banks are primarily with the counterparty ABN AMRO Bank N.V. (“AAB NV”) which has an issuer long term credit rating of ‘single A’, which is based on: • The view of the banking system in its home market of The Netherlands. • An "adequate" business position, due to the dominance of relatively stable activities in its business portfolio. • An "adequate" capital and earnings assessment • An "adequate" risk position, reflecting an assessment of the AAB NV’s risk management and exposures being broadly in line with its main domestic peers. • "Average" funding and "adequate" liquidity, given its manageable funding requirements and modest credit growth. AAB NV has an issuer long term credit rating outlook of ‘Stable’, with any ratings downgrade being assessed as a relatively remote scenario on the basis that AAB NV will continue to build capital in a reasonably benign outlook for its business growth and credit risk. The Group considers such loans and advances to AAB NV are in accordance its medium risk profile. 18

Notes to the consolidated financial statements
for the year ended 31 December 2018

4. Financial Instruments - continued

(v) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in realising assets or otherwise raising funds to meet commitments. The Group monitors expected cash flows by means of a liquidity ladder showing the scheduled maturity of assets and liabilities with particular emphasis on the next ten working days. The Group's policy has been to maintain sufficient immediately available cash or assets to meet obligations, to have an appropriately matched future profile of cash flows and to have an adequately diversified deposit base in terms of maturities and range of counterparties. The maturity analysis of the financial assets and liabilities are disclosed in the respective tables below and shown at discounted values.

2018	Within 3 months	After 3 months but within 6 months	After 6 months but within 1 year	After 1 year but within 5 years	After 5 years	No Maturity	Total
	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Liabilities:							
Deposits by banks	1,230	-	637	-	-	-	1,867
Customer accounts	2,745,744	66,754	40,935	4,546	16,091	-	2,874,070
Other financial liabilities at fair value through profit and loss	906	1,541	416	-	-	-	2,863
Other liabilities	5,915	-	-	-	-	-	5,915
Total liabilities	2,753,795	68,295	41,988	4,546	16,091	-	2,884,715

19

Notes to the consolidated financial statements

for the year ended 31 December 2018

4. Financial Instruments - continued

(vi) Interest rate risk

Interest rate risk exposure arises from the differing interest rates applicable to the Group's assets and liabilities. The Group monitors interest rate exposure by means of an interest rate mismatch ladder and gap limits are set by the International Treasury Division. Exposures are managed through money market dealings and forward foreign exchange contracts. The table below shows management's estimate of the interest rate sensitivity gap as at 31 December 2018. Assets and liabilities are included in the table at the earliest date at which the applicable interest rate can change.

Interest rate sensitivity gap analysis

Part of the Group's return on financial instruments is obtained from controlled mismatching of the dates on which interest receivable on assets and interest payable on liabilities are next reset to market rates or, if earlier, the dates on which the instruments mature. The tables below summarise these re-pricing mismatches on the Group's non-trading book as at 31 December 2018. Items are allocated to time bands by reference to the earlier of the next contractual interest rate re-pricing and the maturity date.

2018	**Within 3 months**	**After 3 months but within 6 months**	**After 6 months but within 1 year**	**After 1 year but within 5 years**	**After 5 years**	**Non-interest bearing funds**	**Total**
	£'000	**£'000**	**£'000**	**£'000**	**£'000**	**£'000**	**£'000**
Assets:							
Cash, loans and advances to banks	2,441,063	67,918	42,420	3,227	-	2,105	2,556,733
Loans and advances to customers	516,569	3,778	5,355	100	-	250	526,052
Other financial assets at fair value through profit and loss	923	1,620	428	-	-	-	2,971
Other assets	-	-	-	-	-	3,833	3,833
Total assets	2,958,555	73,316	48,203	3,327	-	6,188	3,089,589
Liabilities:							
Deposits by banks	1,230	-	650	-	-	-	1,880
Customer accounts	2,773,869	67,939	42,007	3,227	-	1,968	2,889,010
Other financial liabilities at fair value through profit and loss	906	1,541	416	-	-	-	2,863
Other liabilities	5,888	-	-	-	-	-	5,888
Equity shareholders' funds	-	-	-	-	-	189,948	189,948
Total liabilities	2,781,893	69,480	43,073	3,227	-	191,916	3,089,589
Interest rate sensitivity gap	176,635	3,836	5,130	100	-	(185,701)	-
Cumulative interest rate sensitivity gap at 31 December 2018	**176,635**	**180,471**	**185,601**	**185,701**	**185,701**	**-**	**-**

20

Notes to the consolidated financial statements for the year ended 31 December 2018 4. Financial Instruments – continued Interest Rate Risk An increase/decrease in the base interest rate of 100 basis points in GBP, USD and EUR would increase/decrease profit for the financial year by £1,479k and £5,617k. The impact of a similar base rate change in other currencies is considered immaterial. Operational risk The Group experiences a relatively low incidence of operational loss. In 2018 the total operational losses were £98k. Despite this, all operational losses, gains and triggers are recorded and reviewed by the Risk & Compliance Committee on a monthly basis with appropriate action being taken. Market risk The Group does not operate a Trading Book. All market risk is related to asset/liability management. For operational reasons, the Group does not run a completely matched book, however, as the Group’s appetite for market risk is low it has set limits for overnight currency exposure and duration of interest rate risk which is monitored by the Risk & Compliance Committee. 21

Notes to the consolidated financial statements for the year ended 31 December 2018 4. Financial Instruments - continued Capital Management The Company’s/Group’s objectives when it manages capital are to safeguard its ability to continue as a going concern and meet its regulatory requirements. The Company/Group is regulated by the Guernsey Financial Services Commission (“GFSC”), which sets out minimum capital requirements. These are monitored on an ongoing basis and reported to the GFSC quarterly. The entire capital of the Company/Group is classified as Tier 1 Capital consisting of share capital and reserves. The Company/Group does not have any Tier 2 capital. Below are the GFSC requirements under Basel III showing the Company’s Pillar 1 Capital, Capital Conversion Buffer, Pillar 2 Capital, eligible capital, and surplus. The below figures are unaudited: 2018 Unaudited £’000 Pillar 1 73,469 Capital Conversion Buffer 22,959 Pillar 2 13,775 Total Capital Minimum Requirement (adjusted) 110,203 Eligible Capital 172,969 Surplus 62,766 5. Net Fees and Commissions and Net Foreign Exchange Revenue a) Net Fees and Commissions Net fees and commissions income for the year is made up as follows: 2018 £’000 Fees and Commissions Income 8,701 Fees and Commissions Expense (1,708) Net Fees and Commissions 6,993 22

Notes to the consolidated financial statements for the year ended 31 December 2018 5. Net Fees and Commissions and Net Foreign Exchange Revenue – continued b) Net Foreign Exchange Revenue 2018 £’000 Foreign Exchange Profits/(Losses) on derivatives (15) Other Foreign Exchange Commissions 4,875 Net Foreign Exchange Revenue 4,860 6. Taxation Taxation is based on the profits for the year and is made up as follows: 2018 £’000 Current income tax 1,877 Deferred tax charge - Tax on profit on ordinary activities 1,877 The actual tax charge differs from the expected tax charge computed by applying the standard rate of Guernsey tax of 0% to the profit for the year. The differences are explained below: Profit on ordinary activities before tax 18,856 Expected tax charge at 0% - Effects of: Banking profits: Elements of banking profits taxable at 10% (specified banking income) 1,885 Capitalised expenses deductible for tax purposes (21) Expenses not deductible for tax purposes 77 Capital allowances (29) Non-taxable items – special tax deductions for return on excess capital (36) Underprovision for tax in prior year 1 Total income tax charge 1,877 Deferred tax in the financial statements is measured at the actual tax rates that are expected to apply to the income in the periods in which timing differences are expected to reverse. Various rates of income tax are applied depending on the income/activity of the Group. The rate to be applied in relation to the Group’s banking activities is a combination of the Company standard rate (0%) and the Company intermediate rate (10%). 23

Notes to the consolidated financial statements for the year ended 31 December 2018 7. Loans and advances to banks 2018 £’000 Deposits with ABN AMRO N.V. group companies 2,555,208 Deposits with Banks 1,525 2,556,733 Repayable: Less than three months 2,442,198 From three months to one year 111,283 From one year and over 3,252 2,556,733 8. Loans and advances to customers 2018 £’000 Repayable in less than one year: Secured 525,202 Unsecured 1,892 Repayable in more than one year: Secured 100 527,194 Provision for loan losses (1,142) 526,052 On 31 December 2018 the provisions for loan losses stood at £1.14 million, which is provided against 3 client loans. All three loans were initially granted in 2007. Each loan has required provisions due the clients’ inability to satisfactorily service the debt together with deterioration in the value of the underlying security. The total amount outstanding on these loans at 31 December 2018 was £1.60 million. During 2018 releases and write offs of £2,376k were credited during the year. 2018 £’000 Opening provision for loan losses 3,505 Foreign exchange movements 13 Additions to provisions - Provisions written off (2,247) Reductions from provisions (129) Closing provision for loan losses 1,142 24

Notes to the consolidated financial statements for the year ended 31 December 2018 9. Share capital & Reserves 2018 £’000 Authorised: 5,000,000 ordinary shares of £1 each 5,000 Share capital allotted, called up, issued and fully paid: 3,204,132 ordinary shares of £1 each 3,204 There is a single class of ordinary shares. Subject to solvency and capital requirements, there are no restrictions on the distribution of dividends and the repayment of capital. 2018 £’000 Share premium 113,296 Retained profit 73,448 Total reserves 186,744 10. Deposits by banks 2018 £’000 Amounts due to third party banks 89 Amounts due to Group companies 1,791 1,880 External Accounts Repayable: On demand 89 Group companies and other related parties Repayable : On demand 1,141 Fixed maturity 650 1,791 1,880 25

Notes to the consolidated financial statements for the year ended 31 December 2018 11. Customer accounts 2018 £’000 Repayable on demand 2,084,105 Fixed maturity 804,905 2,889,010 12. Pension costs The Company contributes to defined contribution pension schemes. The assets of these schemes are held separately from those of the Company in independently administered funds. Business as usual Company contributions for the year ended 31 December 2018 amounted to £1,041,230. Included within the above figure is a payment of £99,709 relating to Death in Service cover. Approximately half of this amount was a pre-payment relating to 2019. 13. Obligations under leases At 31 December 2018 future minimum rentals payable under non-cancellable operating leases are as follows: 2018 £’000 Within one year 1,840 In two to five years 7,359 In over five years 21,157 30,356 14. Investments in subsidiaries Country of % held Name of subsidiary Nature of business incorporation directly ABN AMRO Custody Services Limited Holding of securities as nominee Guernsey 100 26

Notes to the consolidated financial statements for the year ended 31 December 2018 15. Memorandum items, foreign exchange and interest rate contracts In the normal course of business there are various outstanding commitments and contingent liabilities that are not reflected in the consolidated financial statements. The contractual amounts of Guarantees and Commitments, which are credit related instruments, represent the amounts at risk should the contract be fully drawn down upon and the client default. 2018 £’000 Guarantees Guarantees secured on customer assets 2,078 Commitments Undrawn credit facilities 164,760 Capital commitments There are no capital commitments at the end of the financial year. Exchange rate and interest rate contracts 2018 Contract Fair amount value £’000 £’000 Exchange rate contracts: Assets 116,836 2,971 Liabilities 116,621 2,863 The contractual amounts of the exchange rate contracts indicate the volume of transactions outstanding at the Consolidated Statement of Financial Position date: they do not represent amounts at risk. The fair value of contracts represents the mark to market assets on all contracts. Positive and negative values are used to determine the classification as an asset or liability above. Fair value is therefore an approximation of the credit risk for these contracts as at the year - end. 27

Notes to the consolidated financial statements for the year ended 31 December 2018 16. Geographical analysis of assets and liabilities including Shareholders’ funds Assets Liabilities 2018 2018 £’000 £’000 United Kingdom 159,165 427,929 Other EU countries 2,560,419 119,971 Channel Islands and the Isle of Man 221,775 2,202,075 Rest of the world 148,230 339,614 3,089,589 3,089,589 17. Ultimate controlling party ABN AMRO (Channel Islands) Limited’s immediate and ultimate parent company is ABN AMRO Group N.V. The ultimate controlling party is the Dutch Government. The consolidated financial statements of ABN AMRO Group N.V. are prepared in accordance with International Financial Reporting Standards and are available to the public and may be obtained from https://www.abnamro.com/ 18. Related party transactions Transactions with related party undertakings In line with 33.1A of FRS 102, the Company is not disclosing transactions with group companies being wholly owned as detailed in note 17 above. There are no further transactions with related parties other than those noted within the key management personnel section below. Transactions with key management personnel The remuneration package for the Directors and senior management, who comprise the Key Management Personnel of the Company, consists of the following components, where applicable: • annual base salary; • benefits and other entitlements; • severance payments. 28

Notes to the consolidated financial statements

for the year ended 31 December 2018

18. Related party transactions – continued

The following statement summarises the income components for the Directors and senior management and is prepared on an accruals basis:

Year	Base Salary (1) £'000	Variable Remuneration (2) £'000	Pension Costs £'000	Total £'000
2018	**920**	**525**	**191**	**1,636**

(1) Includes Non-Executive Director Fees paid

(2) Variable remuneration consists of expatriate housing costs, severance payments, and the reward scheme that is paid in the first quarter following the relevant year end based on the performance of the Company

In addition to the remuneration package, the Directors and senior management conducted the following normal banking transactions with the Company.

Normal banking transactions relate to loans, deposits and investment portfolios that are entered into under the same commercial and market terms that apply to non-related parties.

Deposits

The total combined deposits the Directors and senior management held with the Company at 31 December 2018 were £559,747

Investment Portfolios

The total combined value of investment portfolios held by the Directors and senior management with the Company at 31 December 2018 were £1,463,913

19. Subsequent Events

On 11 March 2019 the Company paid a dividend of £30m to their parent company, ABN AMRO Group N.V.

On 15 July 2019 the Company was acquired by Butterfield Bank (Guernsey) Limited, a wholly owned subsidiary of The Bank of N.T. Butterfield & Son Limited which is incorporated in Bermuda. The legal amalgamation under The Companies (Guernsey) Law, 2008 was completed on 9 September 2019.

During March 2020 the Bailiwick of Guernsey went into lockdown following the outbreak of Covid-19 on the Island of Guernsey. The Board and Management of Butterfield Bank (Guernsey) Limited have successfully invoked their business continuity plans to help ensure the safety and well-being of their staff, thereby retaining the ability to maintain business operations. The situation is changing rapidly and its impact will continue to be closely monitored.

There have been no changes made to the pension scheme arrangements or structure since the acquisition.

29

20. Reconciliation between UK GAAP including Financial Reporting Standard 102 and US GAAP These accounts were originally prepared in compliance with United Kingdom Accounting Standards, including Financial Reporting Standard 102, “The Financial Reporting Standard applicable in the United Kingdom and the Republic of Ireland” (“FRS 102”) and comply with the Companies (Guernsey) Law, 2008, The Banking Supervision (Bailiwick of Guernsey) Law, 1994 and The Protection of Investors (Bailiwick of Guernsey) Law, 1987. They were approved by the board of Directors and signed on 19 March 2019. There are no material differences to reconcile between accounting standards on the Consolidated Statement of Income and Retained Earnings impacting the reported net income. There are no material differences to reconcile between standards on total assets and total liabilities, however the following differences were identified that impact line items in the Consolidated Statement of Financial Position: • Loans and Advances to banks has a total of £114,535 thousand in deposits that have a maturity date greater than 90 days. Under US GAAP, deposits with a maturity of three months or more are presented in short term investments. • Loans and Advances to banks also has £2,104 thousand in interest receivable. Under US GAAP, interest receivable would be presented on its own line item in the Consolidated Statement of Financial Position. • Prepaid expenses of £936,085 are currently classified under ‘Trade and Other Receivables’. Under US GAAP these would be presented in ‘Other Assets’. Consolidated Statement of Cash Flows As described in note 1, Consolidated Statement of Cash Flows is not required under FRS 102. The Consolidated Statement of Cash Flow below has been prepared under US GAAP as it is a requirement for the preparation of financial statements according to Rule 3-05 of Regulation S-X of the Securities and Exchange Commission (SEC). 2018 £’000 Cash flow from operating activities Profit for the financial year 16,979 Adjustments to reconcile profit of the financial year to operating cash flows: Depreciation and amortisation 527 Loan impairment recoveries (130) Net gains from other provisions (261) Changes in assets and liabilities Increase in accrued interest receivable (438) Decrease in other assets 659 Increase in accrued interest payable 403 Decrease in other liabilities 109 Net cash provided by operating activities 17,848 30

Notes to the consolidated financial statements for the year ended 31 December 2018 20. Reconciliation between UK GAAP including Financial Reporting Standard 102 and US GAAP (continued) 2018 £’000 Cash flows from investing activities Net decrease in loans and advances to customers and banks 104,990 Net additions to property, plant, equipment and intangibles (715) Net cash provided by investing activities 104,275 Cash flows from financing activities Net decrease in deposits by banks and customer accounts (681,892) Net cash used in financing activities (681,892) Net effect of exchange rate changes on cash & cash equivalents 72,488 Net decrease in cash and cash equivalents (487,281) Cash and cash equivalents at beginning of period 2,928,344 Cash and cash equivalents at end of period 2,441,063 Supplemental disclosures of cashflow information: Interest paid to parent during the year 166 Cash paid for income taxes 2,169 Components of cash and cash equivalents at end of year: Cash in hand 1,208,990 Deposits with parent 1,232,073 Total cash and cash equivalents including FX movements at end 2,441,063 of year The following table reconciles Loans and Advances to Banks as presented under FRS 102 to Cash and Cash Equivalents as defined under US GAAP. Less than 90 days Greater than 90 days Total £’000 £’000 £’000 Loans and Advances to Banks 2,442,198 114,535 2,556,733 Less Interest Receivable (1,135) (969) (2,104) Total Cash and Cash Equivalents 2,441,063 113,566 2,554,629 31